

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 27, 2016

Via E-mail
Edwin Witarsa Ng
Chief Executive Officer
KinerjaPay Corp.
Jl. Multatuli, No. 8A
Medan, 20151
Indonesia

> **Re: KinerjaPay Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 13, 2016**
> **File No. 333-211294**

Dear Mr. Ng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2016 letter.

Our E-Commerce Portal KinerjaPay.com, page 24

1.   We note your response to prior comment 5. However, the disclosure you stated you have added does not appear to have been added to the registration statement. Please revise to include this information.

Statement of Changes in Stockholders' Equity (Deficit) For the Years Ended December 31, 2015 and 2014, page 44

2.   We see the revisions made in response to prior comment 8. We note the par dollar value and shares outstanding at December 31, 2014 reflected in this statement do not agree with

the stockholders' deficit section on the balance sheet for that date and also note the share activity therein during fiscal 2014 and 2015 does not give retroactive effect to the reverse stock split. Please give retroactive effect to the one-for-thirty (1:30) basis reverse stock split in this statement in your next amendment to this filing. Note this comment also impacts Note 2 and your fiscal 2015 summary financial information at page 8.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Richard Rubin, Esq.